Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
 INCREASING THE NUMBER OF AUTHORIZED SHARES
OF
SOUTH JERSEY INDUSTRIES, INC.

Pursuant to Section 14A:7-15.1 3 of the
New Jersey Business Corporation Act

To: The Department of the Treasury
State of New Jersey

Pursuant to the provisions of Section 14A:7-15.1(3) of the New Jersey Business Corporation Act, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation:

1.	The name of the corporation is SOUTH JERSEY INDUSTRIES, INC. (the "Corporation'').

2.	The following amendment to the Certificate of Incorporation was approved by the directors and thereafter duly adopted by the shareholders of the corporation on the 16th day of October, 2020.

RESOLVED, that the first sentence of Article 3 of the Certificate of Incorporation be amended to read as follows:

"THIRD: The aggregate number of shares which the corporation shall have authority to issue is 222,500,000 shares, divided into two classes consisting of 220,000,000 shares of common stock ("Common Stock"), $1.25 par value per share, and 2,500,000 shares of preference stock ("Preference Stock"), without par value."

3.	The number of shares outstanding at the time of the amendment was: 100,587,912.
The total number of shares entitled to vote thereon was: 100,587,912.

4.	The number of votes cast for or against and the number of abstentions with respect to each matter voted upon, applicable are set forth below:

	Votes For	Votes Against	Abstentions

Proposal 1: Charter Amendment	85,588,252	3,483,926	177,980

Proposal 2: Meeting Adjournment	73,749,098	15,280,608	220,452

By:  /s/ Michael J. Renna
Michael J. Renna
President & CEO

Dated: October 20, 2020